AMS.AI

Revolutionizing

Medical Purchasing with AI



Search
Dashboard
Look up order
Additional Tools
Manage and Track Orders
Predict and Schedule Order
Get Smart Order Suggestions
More Tools And Options
Recent Searches
First-Aid Kit 23 Sep 2022 02:52PM $55,750.0
Latex Gloves 22 Sep 2022 01:36AM $130,767.0
Antiseptic 29 Oct 2022 06:58PM $12,229.9
Syringes 16 May 2022 02:41PM $16,240.2

This document contains valuations, forecasts, estimates, opinions, projections, and other forward-looking statements (collectively "forward-looking statements") regarding Assured Med Supply LLC's anticipated business. Actual results will vary from the projections and such variations may be material. Investing involves risk and may result in partial or total loss.

The Problem

The Medical Supply Chain is Broken.
This impacts Hospitals and Patients by making healthcare more expensive and less reliable

Harvard Business Review

Healthcare Inefficiencies Lead to $1 Trillion Annual Excess Costs in U.S.

NAVIGANT

Supply Chain Improvements Can Yield $11 Million Annual Savings Per Hospital

NATIONAL ACADEMIES Sciences Engineering Medicine

Untangling Why Critical Drug and Medical Supply Shortages Keep Happening

Feature Story | January 31, 2023

FIERCE Healthcare

PROVIDERS

National medication, medical equipment shortages harming patients, ECRI survey finds

By Anastassia Gliadkovskaya • Oct 23, 2023 12:18pm

Medical Economics

Are medical supply shortages harming patients?

October 20, 2023

CHIEF HEALTHCARE EXECUTIVE®

Delayed surgeries and chemotherapy: Drug and supply shortages are hurting patients

October 24, 2023

AAMC

AAMCNEWS

Shortages from syringes to dye for diagnostic exams: How world events are straining everyday health care supply

The Problem in More Detail

Purchasing medical supplies is challenging for even the largest and most advanced hospitals

1. Purchasing is the 2nd biggest expense for hospitals and is very inefficient
2. Over-reliance on a few large distributors leads to inefficient pricing and too many out of stock items
3. Large number of SKUs to source (5000+) makes it difficult to control pricing, safety, and availability
4. Inefficient manual procurement processes forces doctors to search for supplies diverting them from patient duties
5. Supply shortages lead to postponed medical procedures hurting revenues and patient safety
6. Difficulty in finding and comparing substitute products due to lack of data on product specifications/certifications and vendor ratings

Why we are the right company to solve this problem

AMS (Assured Med Supply) is a Fast-Growing Medical Supply Company Leading the Charge in the $1.3 Trillion Medical Distribution Industry

- Already partnered with top-tier hospitals (ranked in the top 100 in the USA)
- Achieved multi-million dollar revenue in under three years
- Consistent growth rate over 100% annually Year-on-Year (YOY)
- No outside investment or debt > a self-made success story
- Our team has a truly unique skill stack. With expertise in :
  - ➔Tech innovation: Helped build multiple TechCrunch Disrupt winning startups
  - ➔Supply chain: Helped launch #1 Fastest Growing Supply Chain Company on Inc. 5000 List
  - ➔AI: Previously partnered with most funded AI company in world (Sentient AI) and created an AI chat app that was funded by Cisco

Industry Size Source: Healthcare 2023 data from U.S. Office of Management and Budget analyzed by KFF

Revenue and YoY growth rate is based on legacy B2B Medical Supply Business (non-AI)

Our Traction with Customers

We work with some of the Biggest Healthcare Organizations on Earth

ThermoFisher SCIENTIFIC

~$200B
Market Cap

Memorial Sloan Kettering Cancer Center

#2 Top
Ranked Cancer Hospital in U.S.

PROMEDICA

$4.1B
Revenue

Our Solution

AMS will become: AMS.AI

AI conversational chat interface - buyers can communicate purchasing needs in real-time and receive immediate feedback for decision-making based on an ai-powered natural human language chat interface

Visualization & analysis dashboards - buyers can review key information such as product substitution options and predictive analysis on delivery schedules and inventory pipelines in order to make better decisions on purchasing and inventory planning

Enterprise integration - integration with large legacy ERP systems like SAP and purchasing gateway systems like GHX to ensure ease of adoption for large healthcare customers

Intelligent dynamic marketplace - buyers can view available inventory across an aggregated set of pre-qualified vendors, received automate price comparison and even benefit from dynamic group buying algorithms to further reduce costs



Hi! How can I assist you with your medical supply needs today?
Ai

Conversational Chat Interface

Visualization & Analysis Dashboards

Enterprise Integration

Intelligent Dynamic Marketplace

How AMS.AI will be Transformative

Just like Apple transformed the interface of phones to touch, we will transform the interface of hospital operations to AI


Buttons & controls can't change
Moto Q
BlackBerry
Palm Treo
Nokia E62


Search
Dashboard
Look up order
Additional Tools
Manage and Track Orders
Get Smart Order Suggestions
AMS.AI Chat Bot
Hi there! I am AMS.AI, your trusted Co-Pilot! How can I help?
6:05 PM
I need a cheaper substi
Based on Your Previous Orders
First-Aid Kit
Latex Gloves
Antiseptic
Tonometer
Syringes
Band-Aids
Recent Searches
First-Aid Kit
23 Sep 2022
02:52PM
$55,750.00

Conversational AI Chat Interface

Benefits for the Hospital Buyers:

- Human-like chat interface to streamline daily purchasing
- Automatic planning suggestions - e.g. for acceptable substitute products based on historical data
- Automatic queries to medical suppliers and consolidation of responses in real-time


Automatic
Speech Recognition
Natural Language
Understanding
ML Response
Prediction
Natural Language
Generation
Synthetic
Voice Response

The Product

Intelligent Dynamic AI Chat Interface


Hospitals & Other Buyers of Medical Supplies
AMS.AI
Vetted Distributors of Medical Supplies

Benefits for the Hospital Buyers:

- View aggregated, up-to-date inventory
- Locate critical, hard-to-find products
- Price Comparison to get best deals
- Group buying discounts
- Identify quality sellers via ratings
- Information Database of Products

Benefits for the Medical Supply Vendors:

- Access many more potential buyers
- Proactively make special offers available
- Differentiate based on quality service
- Small/medium-sized and diverse vendors get seen by large hospital buyers

The Product

AI Visualization & Analysis Dashboard

Benefits for the Hospital Buyers:

- Improved Scenario Analysis - e.g. to assess trade-offs between pricing and speed of delivery
- Consolidated view of demand and supply data - e.g. to better understand the impact of delivery delays
- Predictive analysis on delivery schedules based on past data Generate custom product comparison charts



Search
Dashboard
Look up order
Additional Tools
Manage and Track Orders
Predict and Schedule Orders
Get Smart Order Suggestions
More Tools And Options
Previous Orders
Nitrile Glov
Antiseptic
Syringes
Recent Searches
First-Aid Kit 23 Sep 2022 02:52PM $55,750.00
Latex Gloves 22 Sep 2022 01:36AM $130,767.00
Antiseptic 29 Oct 2022 06:58PM $12,229.99
Syringes 16 May 2022 02:41PM $16,240.29
First-Aid Kit
MediPro Solutions
Irving, TX

Our Vision For Growth

Mirroring the growth patterns of top successful tech titans, we aim to develop our healthcare AI company from a medical supply purchasing assistant into an indispensable part of every medical purchasing transaction worldwide.

	SpaceX	amazon	Microsoft	AMS.AI
First Product	Satellite Logistic	Bookstore	Basic Interpreter	A.I. Medical Purchasing Assistant
Core Tech	Reusable Rocket	E-Commerce	Operating System	A.I. Powered Medical Operating System
Final Goal	**Mars Colony**	**Everything Store**	**Computer on every desk**	**Fully Integrated A.I. Medical Supply Chain**

Disclaimer: It is not yet knowable whether AMS.AI growth will match the growth of companies listed above

Our Leadership

Our Team and Projects Have Been Featured On:

Forbes yahoo! finance CNBC FORTUNE



Roy Malkin | CEO and Co-Founder

Roy is a Tech Entrepreneur through Red Swan CRE and Venture Aviator, has built growth tech companies with multiple TechCrunch Disrupt Awards and exits to Amazon, Cisco and Ten-X. Red Swan CRE, which Roy co-founded expanded to over $9 Billion in Commercial Real Estate on its platform. Prior to becoming a serial entre

Our Team and Projects Have Been Featured On:

Forbes yahoo! finance CNBC FORTUNE

egy, sales and marketing at Disney, Liberty Media and Credit Suisse. Roy has an MBA from U



Gary Lipsky | COO

Gary is a seasoned technology executive and entrepreneur with over 20 years of experience in product management, technology strategy, and business development. He has worked with leading global organizations, government agencies, and emerging startups to optimize operations and leverage technology innovation. Gary holds an MBA from George Washington University.



Dr. Vyacheslav Kungurtsev | Chief A.I. Data Scientist

Dr. Kungurtsev is a machine learning & AI expert with a Ph.D. in Computational Mathematics from The University of California, San Diego, and a Mathematics degree from Duke. He has made a strong impact in Generative AI with his landmark publications and AI algorithm consulting for enterprises and governments.



Alejandro Narancio | Chief Technology Officer

Alejandro, with 20+ years in tech has been a leader in AI & blockchain. As Infuy's CEO, he led top projects focused on the traceability of medical prescriptions. He holds dual degrees from the University of Uruguay in Computer Science and Engineering.



Dr. Don Oparah | Co-Founder and Advisor

Dr. Oparah has a PhD in Computer Science from University of Cambridge, UK and an MBA from UCLA. He is a TED speaker and Oxford University speaker on technology innovation. He has over 20 years in enterprise and startup technology as an early employee at publicly traded technology company Agilisys and later as Founder and Director of The Venture Accelerator at University of California, Santa Barbara. Dr. Oparah participated in launching over 30 startups in his career, many of them were successfully backed by leading venture funds and several acquired by Fortune 500 companies.

Competitor Analysis

AMS.AI

AMS.AI will deliver a unique combination of an online marketplace of pre-vetted suppliers and a suite of AI-powered features that greatly streamlines the purchasing experience for healthcare procurement professionals, resulting in significant cost and time savings compared to existing competitive products.

	AMS.AI	Hybrent	ENVI	vizient
Aggregated Vendor Marketplace	✓	✓	✗	✗
AI-enabled Purchasing	✓	✗	✗	✗
Online Purchases	✓	✓	✓	✗
Aggregate Purchasing	✓	✗	✗	✓
AI-enabled Dynamic Price Optimization	✓	✗	✗	✗
AI-driven Predictive Analytics	✓	✗	✗	✗
Inventory Management	✓	✓	✓	✗
AI-powered Vendor Performance Rating	✓	✗	✗	✗
Enterprise Integration	✓	✓	✓	✓

Market Opportunity

AMS AI is at the intersection of three rapidly growing markets: AI Software, Healthcare IT and Medical Distribution. These markets are projected to grow significantly 240% to 280% by the year 2030. AMS.AI is positioned to reflect that growth.

Generative A.I. is a relatively new field in supply chain, and we have the opportunity to lead the way as a first mover in the medical distribution industry.


Healthcare Distribution Market Size, 2023 to 2032 (USD Billion)
PRECEDENCE RESEARCH
2032
$ 4300
2031
$ 3709.27
2030
$ 3199.69
2029
$ 2760.12
2028
$ 2380.94
2027
$ 2053.85
2026
$ 1771.69
2025
$ 1528.3
2024
$ 1318.34

Projected year 2030 market size


$1.81T
Global AI Software Market
$3.2T
Global Medical Distribution Market
$1.83T
Global Medical IT Market

Global Market Size Sources: Grand View Research (Medical IT Market), Precedence Research (Medical Distribution Market and AI Software Market)

Our Revenue Model

4.5% marketplace transaction fee paid by medical supply vendors using our platform

- Grow from just over $1M in AI marketplace transactions in 1st year to over $1B in transactions in 5 years
- Average transaction size will grow from $30,000 B2B bulk purchase to over $200,000 in 5 years

SaaS AI Subscription Revenue from Larger Hospitals

- AMS.AI will collect on average about $30,000 SaaS AI annual fees per hospital depending on hospital size and number of users.
- Will include AI-intelligent marketplace, AI-purchasing assistant and AI smart-analytics

How We Deliver Customer Value

- We aim to save each hospital on average 10% on their medical supply costs
- We project annual savings to range from $1M for each small hospital to over $60M for each of America's largest hospitals. (Average U.S. hospital spends $39M on medical supplies per year. Top 25 largest U.S. hospitals, each spend $600M to $1.25B per year)
- Give supply buyers improved tools to compare products and access substitutes from a wider range of vendors
- Improve supply chain visibility and forecasting allowing hospitals to optimize revenue by reducing cancelled procedures
- Reduce patient harm caused due to medical supply shortages
- Automate manual tasks allowing operational supply chain/procurement staff to focus on higher value tasks.
- Reduce operational costs of largest medical supply vendors
- Give manufacturers and medium and small medical supply vendors better direct access to hospital purchasing decision makers

Hospital IT and Medical Supply Spend Source: Definitive Health and Medicare Cost Report; Disclaimer: Revenue and savings are based on internal AMS projections and actual results could vary based on market conditions

Pricing Strategy

AMS.AI will cost under 1%
of Average Hospital IT Budget ($8M)

AMS.AI Pro
For Hospitals and Clinics under 100 beds

$1499 Per Month

This includes:

- 1,000 Queries per month
- Access to 300 Vendors
- 1 Account

AMS.AI Premium
Hospitals above 250 beds

$2699 Per Month

This includes:

- 5,000 Product Queries Per month
- Access to 600 Vendors
- 2 Team Accounts

AMS.AI Enterprise
For Hospitals above 250 beds

$3499 Per Month

This includes:

- 10,000 Product Queries Per month
- Access to 1000+ Vendors and Manufacturers
- 24 hours of phone support per month
- 4 Team Accounts

Revenue Growth and Future Projections

Revenue
2020-22A, 2024-28E



Actuals
Estimates
$510K
2020
$1.2M
2021
$3.1M
2022
Transition to AI Revenue
$330K
2024
$3M
2025
$17.6M
2026
$48.7M
2027
$101.2M
2028

Disclosure: This document contains valuations, forecasts, estimates, opinions, projections, and other forward-looking statements (collectively “forward-looking statements”) regarding Assured Med Supply’s anticipated business. Actual results will vary from the projections and such variations may be material. Investing involves risk and may result in partial or total loss.

Budget & Projected Use of Funds

Budget & Use of Funds

New Budget **$1,234,925**

- **AI Platform Development**
  $475,000
- **Operations and Management**
  $335,000
- **Marketing and Business Development**
  $285,000
- **Reserve**
  $42,365
- **WeFunder Investment Standard Processing Fee**
  $97,560


8%
3.5%
23%
AMS.AI
38.5%
27%

This budget is based on full funding. If total funding is below the $1,234,925 budget, the totals will be readjusted. We will prioritize AI Platform Development over other categories.

Road Map

2024 - 2025

Q4 2024

- Market Research
- Train AI Models
- Partnerships
- Alpha Test MVP
- Complete Initial Fundraising

Q1 2025

- Refine Product
- Beta Launch
- Scale AI Team
- Finalize Product
- Scale Sales Team
- 1st Sales of New A.I. Product

Q2 2025

- Roll Out New Features
- Grow with Existing Customers
- Acquire New Customers
- Scale A.I. Sales

Q4 2025

- Product v 2. 0
- Scale Sales Team
- $3M+ Total Revenue

Forward looking projections are not guaranteed